February 11, 2008

Pamela A. Long
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Global Green Solutions Inc.
Registration Statement on Form SB-2
Filed March 28, 2007
File No. 333-141619

Dear Ms. Long:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Global Green Solutions Inc. (the “Company”) hereby requests that its Form SB-2 Registration Statement filed with the SEC on March 28, 2007, be withdrawn.

     The Form SB-2 Registration Statement is no longer needed in order for the selling shareholders to resell their shares of common stock.

     In its upcoming filing of a report on form 10-K for the year ended November 30, 2008, the Company will address the remaining, outstanding comments on the SB-2 as received from the SEC in a letter dated January 11, 2008. Correspondence will be submitted to the SEC at the time of filing the 10-K to specify where each of the comments is addressed in that report.

Yours truly,

ELDEN SCHORN
Elden Schorn
Director and Chairman

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